UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

TRANSMERIDIAN EXPLORATION, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	76-0644935 (I.R.S. Employer Identification No.)

397 N. Sam Houston Pkwy E, Suite 300 Houston, Texas (Address of principal executive offices)	77060 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): 333-60960

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, $0.006 par value per share	American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.    Description of Registrant’s Securities to be Registered.

The following descriptions are summaries of material terms of our common stock, preferred stock, certificate of incorporation and amended and restated bylaws. This summary is qualified by reference to our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

 Our authorized capital stock consists of 200,000,000 shares of Common Stock, $0.006 par value per share and 5,000,000 shares of Preferred Stock, $0.006 par value per share.  Of the 5,000,000 shares of preferred stock, 1,785.714 shares have been designated Series A Cumlative Convertible Preferred Stock.

Common Stock

As of December 31, 2004, there were 79,829,062 shares of our common stock issued and outstanding, which were held by an estimated 1,850 beneficial owners.  Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including:

•	dividend rates,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions,

•	conversion rights,

•	voting rights, and

•	any other designations, preferences, rights, qualifications, limitations, or restrictions.

Series A Cumulative Convertible Preferred Stock

As of December 31, 2004, there were 1,785.714 shares of Series A Cumulative Convertible Preferred Stock issued and outstanding which are held by an estimated 9 beneficial owners. Each holder of the Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted. The Series A Preferred has a liquidation value of $14,000 per share and is convertible at the holders’ option into common stock at a conversion price of $1.40 per share, subject to adjustments in certain circumstances.  The holders of the Series A Preferred will be entitled to a quarterly dividend payable at the rate of four and one-half percent (4.5%) per annum, payable in cash.  The holders of the Series A Preferred Stock shall have full voting rights and powers (subject to a beneficial ownership cap as described below) equal to the voting rights and powers of the holders of common stock, voting together with the holders of common stock as one class.  Each holder of the Series A Preferred shall not, unless it chooses in advance not to be governed by this limitation, convert the Series A Preferred or exercise the Warrant Shares into common stock such that the number of shares of common stock issued after the conversion would exceed, when aggregated with all other shares of common stock owned by such holder at such time, in excess of 4.999% of the then issued and outstanding shares of common stock outstanding of the Company.   So long as at least twenty (20%) percent of the Series A Preferred remains outstanding, the Company shall not issue any new securities or financial instruments that rank pari pasu or senior to the Series A Preferred without the approval of at least 75% of the Series A Preferred outstanding. Beginning one year following the effective date of the registration statement filed for the underlying shares of common stock, the Series A Preferred shall automatically convert into the common stock of the Company at the conversion price of $1.40 per share (subject to adjustments), if the common stock trades at a price equal to or greater than $4.15 per share for twenty (20) consecutive trading days, subject to the applicable ownership limitations. In the event a holder is prohibited from converting into common stock due to the 4.999% ownership limitation described above, the excess portion of the Series A Preferred shall remain outstanding, but shall cease to accrue a dividend

Delaware Anti-Takeover Law and Charter and By-law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or by-laws. We have not “opted out” from the application of Section 203.

Under our certificate of incorporation and by-laws, our board of directors is not divided into classes, and each director serves for a term of one year. Any vacancies on the board of directors may be filled by a majority vote of the remaining directors, although less than a quorum. Our certificate of incorporation and by-laws also provide that any director may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the shares of our then-outstanding capital stock entitled to vote.

Our by-laws provide that meetings of stockholders may be called only by our chairman of the board, our secretary, or by a majority of our board of directors.

The foregoing provisions of our certificate of incorporation and by-laws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of the company.

Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is OTC Stock Transfer, Inc.

Item 2.    Exhibits.

Exhibit Number	Description of Exhibit

1

Registrant’s Registration Statement on Form S-B2, as amended (Registration No. 333-60960), as initially filed with the Securities and Exchange Commission on May 14, 2002, and as subsequently amended (the “Form S-B2 Registration Statement”), incorporated herein by reference

2	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1(b) to Issuer’s Form S-B2 as filed with the Commission on May 14, 2002)

3	Certificate of Designations of Series A Convertible Preferred Stock (filed as Exhibit 4.1 to Transmeridian’s Current Report on Form 8-K filed November 15, 2004, and incorporated herein by reference).

4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Issuer’s Form SB-2 as filed with the Commission on May 14, 2002)

5	Specimen Stock Certificate — Common Shares (Filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 14, 2005

Transmeridian Exploration, Inc.

/s/ Earl W. McNiel

Earl W. McNiel, Vice President and Chief Financial Officer